FILED BY GREENPOINT FINANCIAL CORP.
                       PURSUANT TO RULE 425 UNDER THE SECURITIES ACT OF 1933 AND
                                     DEEMED FILED PURSUANT TO RULE 14A-12 OF THE
                                                 SECURITIES EXCHANGE ACT OF 1934

                                     SUBJECT COMPANY: GREENPOINT FINANCIAL CORP.
                                                   COMMISSION FILE NO. 001-14320

THE FOLLOWING WAS PROVIDED TO ALL EMPLOYEES OF GREENPOINT FINANCIAL CORPORATION ON JULY 30, 2004:

My Fellow GreenPoint Employees and Shareholders:

We will hold a special meeting of shareholders on August 30, 2004 to vote on the proposed merger with North Fork Bancorporation, Inc. Shareholders of record at the close of business on July 23, 2004 will be entitled to vote at the meeting. Since most of you are shareholders, at least through your participation in our benefit plans, we will provide you with a Joint Proxy Statement - Prospectus describing the proposed transaction so that you will have the information necessary to make an informed decision and cast your vote.

As I said to you at the time the proposed merger was announced, the Board of Directors, the Executive Management Group and I believe this acquisition is in the best interests of all GreenPoint shareholders. We believe that the combination with North Fork will allow our shareholders to participate in a combined company that will have better future prospects than GreenPoint was likely to achieve on a stand-alone basis, with greater market penetration and more diversified customer bases and revenue sources.

We also believe that this transaction is in the best interests of most employees. In addition to the benefits to employee-shareholders, most employees will have the benefit of continuing to work in a strong, high performing and dynamic company, with all of the opportunities for growth and advancement available in such an environment.

The directors, executive officers and I urge you to vote "FOR" the proposed merger of North Fork and GreenPoint.

Over the next few days, you will receive a package, which contains the Joint Proxy Statement - Prospectus, a proxy card, and a postage-paid return envelope. (The Joint Proxy Statement - Prospectus will not be included in the package you receive if you have previously consented to access these documents electronically via the Internet.) The proxy card should be used to provide voting instructions on the proposed merger. Alternatively, you may vote by telephone or the Internet as described on the proxy card. If you use the proxy card, you should mark your vote in the appropriate box, sign and date the card, and return it in the envelope provided. Otherwise, you should use the telephone or Internet voting procedure.

Depending on your particular situation, it is possible that you may receive at least two separate packages. This is because generally there are two ways in which you could own GreenPoint stock that would entitle you to vote.

They are:

1. Stock which you purchased directly, stock which you received in exchange for Headlands Mortgage Company stock as a result of the GreenPoint Headlands merger, stock which you purchased under our stock option plans, or stock which you received at the time GreenPoint became a public company.

2. Stock owned through our 401(k) Savings Plan's GreenPoint Stock Fund (including stock owned through the matching contribution account) or stock allocated to your account under our Employee Stock Ownership Plan (ESOP).

If you own stock through the 401(k) Savings Plan or have been allocated stock under the ESOP, you are entitled to vote the total number of shares of stock in your account, whether or not you are fully vested in those shares. Also, please keep in mind that the aggregate number of shares in your 401(k) Savings Plan and ESOP accounts will appear on one proxy card (instead of three separate cards).

Each package that you receive will include complete information as to why your vote is sought, and will include all materials necessary for you to mail your completed proxy card to the appropriate address or vote using the telephone or Internet procedure. WE ENCOURAGE YOU TO VOTE WITH RESPECT TO EACH PROXY CARD YOU RECEIVE. THEY ARE NOT DUPLICATIONS, AND ONE PROXY CARD CANNOT BE USED TO VOTE ALL OF THE SHARES YOU ARE ENTITLED TO VOTE.

Thank you.

Tom Johnson

North Fork has filed a Registration Statement on Form S-4 with the SEC containing the definitive joint proxy statement-prospectus regarding the proposed merger. STOCKHOLDERS ARE URGED TO READ THE DEFINITIVE JOINT PROXY STATEMENT-PROSPECTUS REGARDING THE PROPOSED TRANSACTION BECAUSE IT CONTAINS IMPORTANT INFORMATION. Stockholders may obtain a free copy of the joint proxy statement-prospectus, as well as other filings containing information about North Fork and GreenPoint, without charge, at the Securities and Exchange Commission's internet site (http://www.sec.gov). Copies of the joint proxy statement-prospectus and the filings with the Securities and Exchange Commission incorporated by reference in the joint proxy statement-prospectus can also be obtained, without charge, by directing a request to D.F. King & Co., Inc., 48 Wall Street, New York, NY 10005, or toll-free at 1-800-431-9633.

The respective directors and executive officers of North Fork and GreenPoint and other persons may be deemed to be participants in the solicitation of proxies in respect of the proposed merger. Information regarding North Fork's directors and executive officers is available in its proxy statement filed with the Securities and Exchange Commission by North Fork on March 19, 2004, and information regarding GreenPoint's directors and executive officers is available in its proxy statement filed with the Securities and Exchange Commission by GreenPoint on March 26, 2004. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, are contained in the joint proxy statement-prospectus and other relevant materials filed with the Securities and Exchange Commission.

This letter contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Such statements include, but are not limited to, statements about the benefits of the merger between North Fork and GreenPoint, including future financial and operating results, North Fork's plans, objectives, expectations and intentions and other statements that are not historical facts. Such statements are based upon the current beliefs and expectations of North Fork's and GreenPoint's management and are subject to significant risks and uncertainties. Actual results may differ from those set forth in the forward-looking statements. The following factors, among others, could cause actual results to differ from those set forth in the forward-looking statements: the failure of North Fork and GreenPoint stockholders to approve the merger; the risk that the businesses will not be integrated successfully; the risk that the cost savings and any revenue synergies from the merger may not be fully realized or may take longer to realize than expected; disruption from the merger making it more difficult to maintain relationships with clients, employees or suppliers; increased competition and its effect on pricing, spending, third-party relationships and revenues; the risk of new and changing regulation in the U.S. and internationally. Additional factors that could cause North Fork's and GreenPoint's results to differ materially from those described in the forward-looking statements can be found in the 2003 Annual Reports on Forms 10-K of North Fork and GreenPoint, and in the Quarterly Reports on Forms 10-Q of North Fork and GreenPoint filed with the Securities and Exchange Commission and available at the Securities and Exchange Commission's internet site (http://www.sec.gov). The forward-looking statements in this letter speak only as of the date hereof, and neither North Fork nor GreenPoint assumes any obligation to update the forward-looking statements or to update the reasons why actual results could differ from those contained in the forward-looking statements.